Bontan Corporation Inc.

Consolidated Financial Statements

For the Three Months Ended June 30, 2005 and 2004

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated August 24, 2005)

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the three months ended June 30, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the three months ended June 30, 2005 and the shareholders’ equity as at that date to the extent summarised in Note 12 to the consolidated financial statements.

August 24, 2005

Bontan Corporation Inc.

Consolidated Balance Sheets

(Canadian Dollars)

(Unaudited – see Notice to Reader dated August 24, 2005)

	Note	June 30, 2005 (Unaudited)	March 31, 2005 (Audited)
Assets
Current
Cash		$570,709	$860,330
Short term investments	3	84,108	76,387
Interest in oil properties	5(i)	2,161,986	2,161,986
Deferred stock based compensation	4	472,300	1,732,929
Prepaid and other receivables	5(i)	521,184	26,958
		3,810,287	4,858,590
Interest in gas properties	5 (ii)	388,675	216,568.00

		$4,198,962	$5,075,158
Liabilities
Current
Accounts payable and accrued liabilities		$69,547	$109,710
Advances from shareholders, non-interest bearing		16,862	14,611
		86,409	124,321
Shareholders' Equity
Capital stock	6	28,833,710	28,280,890
Contributed surplus		3,795,078	3,795,078
Deficit		(28,516,235)	(27,125,131)
		4,112,553	4,950,837
		$4,198,962	$5,075,158

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated August 24, 2005)

Three months ended June 30	Note	2005	2004
Income
Interest		2,189	-

		2,189	-
Expenses
Stock based compensation	4	1,260,629	141,434
Travel, promotion and consulting		32,680	180,083
Shareholders information		38,890	40,569
Unrealised loss on short term investments	3	30,306	-
Exchange loss		15,271	1,776
Office and general		6,263	3,968
Communication		2,937	4,598
Bank charges and interest		2,069	510
Transfer agents fees		1,599	2,467
Rent	14(a)	1,445	(32,937)
Professional fees		1,204	17,732
		1,393,293	360,200
Net loss for year		(1,391,104)	(360,200)

Net Loss per share - Basic and diluted	7	$(0.11)	$(0.03)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited –see Notice to Reader dated August 24, 2005)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity

(Canadian Dollars)

(Unaudited –see Notice to Reader dated August 24, 2005)

	Number of Shares	ShareCapital	Contributed surplus	Accumulated Deficit	Shareholders' Equity(Deficit)
Balance March 31, 2004	9,599,453	24,287,903	-	(22,068,555)	2,219,348
Issued under private placement	1,343,124	649,679	-	-	649,679
Finder's fee paid on private placement	-	(35,237)	-	-	(35,237)
Options granted under 1999 and 2001 stock option plans	-	-	5,265,240	-	5,265,240
1999 Stock options exercised	1,100,000	624,773	-	-	624,773
Value transferred from contributed surplus to the extent exercised	-	1,470,162	(1,470,162)	-	-
Issued under 2001 Consultant stock compensation plan	174,524	119,695	-	-	119,695
Issued under 2003 Consultant stock compensation plan	754,619	1,163,915	-	-	1,163,915
Net loss	-	-	-	(5,056,576)	(5,056,576)
Balance March 31, 2005	12,971,720	$28,280,890	$3,795,078	$(27,125,131)	$4,950,837
Issued under warrants exercised	739,524	552,820			552,820
Finder's fee paid on warrants exercised		(55,282)			(55,282)

	13,711,244	$28,778,428	$3,795,078	$(27,125,131)	$5,448,375

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

1.

NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that operates and invests in major exploration and exploitation projects in countries around the globe through its subsidiaries by acquiring joint venture, indirect participation interest and working interest in those projects.

GOING CONCERN

The Company’s new business strategy, which evolved in fiscal 2004 involves activities in the exploration and development of oil, gas and mineral resources. The business of exploring for minerals and oil and gas involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines and wells. Significant expenditures may be required to establish proven reserves, to develop recovery processes, and to construct mining, drilling and processing facilities at a particular site. It is not possible to ensure that the current exploration programs in which the Company holds interests will result in profitable commercial operations.

Although the Company has taken steps to verify title to resource properties in which it plans to acquire interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to prior agreements and non-compliance with regulatory requirements.

The Company expects to selectively explore and develop the portfolio, through joint venture arrangements or otherwise. The scheduling and scale of such future activities will depend on results and market conditions. Repatriation of earnings and capital from overseas countries is subject to compliance with registration requirements. There can be no assurance that restrictions on repatriation will not be imposed in the future.

The Company has experienced negative cash flows from operating activities in recent years. The Company estimates that it will have adequate funds available from current working capital, operations, and committed and prospective financing to meet its existing corporate, administrative and operational obligations in the coming year. If adequate funds are not available from the sources noted above, then the Company may be required to raise additional financing through equity issuance, borrowings and /or sale of its assets. While the Company has been successful in the past in raising financing there is no assurance that the Company will be able to raise the necessary funding to meet its obligations.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been

prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2005 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2005, and the summary of significant accounting policies included therein.

3.

SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities. The net  book value of the securities on hand at June 30, 2005 of $ 114,410 was written down to its fair market value and an unrealized loss of $30,306 was expensed in the consolidated statements of operations.

4.

DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the year were as follows:

	Balance at April 1, 2005	Deferred during year	Expensed during year	Balance at June 30, 2005	Balance at March 31, 2005
Options	$1,145,152	$-	$(1,045,553)	$99,599	$1,145,152
Stocks	587,777	-	(215,076)	372,701	587,777
	$1,732,929	$-	$(1,260,629)	$472,300	$1,732,929

5.

OIL AND GAS PROPERTIES INTERESTS

	Balance at April 30, 2005	Exploration costs	Amortization	Write-down	Balance at June 30, 2005

Interest in oil properties (i)	$2,161,986	$-	$-	$-	$2,161,986
Interest in gas properties (ii)	216,568	172,107	-	-	388,675

	$2,378,554	$172,107	$-	$-	$2,550,661

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

5.

OIL AND GAS PROPERTIES INTERESTS (Continued)

(i)

On July 9, 2004, the Company converted its advances to a non-affiliated corporation (note 5) for the purpose of acquiring an Indirect Participation Interest (IPI) in a Phase One oil exploration program in Papua New Guinea into (i) US$270,900 into 15,262 shares of InterOil Corporation according to the terms of the IPI agreement and (ii) the balance of the advances of approximately US$1.6 million for a 0.75% IPI. Under the IPI Agreement terms, the funds paid towards IPI would be used for exploration program involving maximum of 16 wells. The program is managed by InterOil Corporation, a non related public company.  Should the aggregate of all discoveries resulting from Phase One Exploration Program be less than 5 million barrels of recoverable Petroleum, the Company would receive 89,577 common shares of InterOil Corporation at an agreed valuation of US$17.75 per share under a backstop payment clause in the IPI agreement. Further, until InterOil Corporation elects to proceed with a completion program, the Company will have an option to opt out of the program and convert its IPI into 89,577 common shares of InterOil Corporation at an agreed valuation of US$17.75 per share.

Subsequent to the period-end, the Company sold its IPI to a non-related privately held institutional investor for US$ 3.2 million (see Note 14(a)). As a result, cost of the interest in the oil properties is included under current assets in the financial statements as at June 30, 2005.

(ii)

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the gas project). The total estimated project cost is approximately US$ 7 million. Up to March 31, 2005, several cash calls were made by the Operators of the project to pay for the seismographic costs and leases secured on the land targeted for exploratory drilling.  The Company’s share of these cash calls is included above under exploration costs.  Exploratory drilling on this project has not yet begun. Management does not believe that there has been impairment in the value of the interest; therefore there is no need for any write off or reduction in the capitalized costs.

A sum of $490,142 (US$399,985) was remitted to the project engineer of the gas project as part of their demand for pre-drilling funds. This amount is to be held under an escrow account with a bank in the USA. The amount is included under prepaid and other receivable. ( Also see Note 14(c ))

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

6.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(b)

Issued

	June 30, 2005		March 31, 2005
	Common		Common
	Shares	Amount	Shares	Amount
Beginning of year	12,971,720	$28,280,890	9,599,453	$24,287,903	$50,852,063
Issued under a private placement	-	-	1,343,124	649,679
Expenses relating to private placement		-		(35,237)
Issued under 2001 Consultant Stock Compensation Plan	-	-	174,524	119,695
Issued under 2003 Consultant Stock Compensation Plan	-	-	754,619	1,163,915
Options excercised	-	-	1,100,000	2,094,935
Issued under warrants exercised	739,524	552,820	-	-
Expenses relating to warrants exercised		(55,282)	-	-
	13,711,244	$28,778,428	12,971,720	$28,280,890

(i)

On May 26, 2004, the Company closed a private placement agreement with certain accredited investors for 8,879,571 Units at US$0.35 per Unit. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit.

On May 25, 2005, the Company’s registration statement in Form F-3 under the Securities Act of 1933 became effective. The registration statement covered 3,654,699 restricted shares and 5,841,726 common shares issuable upon exercise of outstanding warrants, which were issued under the private placement. The registration enables the warrant holders to have the restrictive legends removed from the shares issuable upon exercise of their warrants.

At the time of the registration of the shares issuable upon exercise of warrants, as explained above, the Company made to its warrant holders an offer to reduce warrant exercise price to US$ 0.60 from US$1 for a limited period of four days. Five warrant holders took advantage of the offer and exercised 739,524 warrants for a total sum of US$ 443,714.

Expenses relating to the warrants represented finder’s fee of 10% of the warrants exercised.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

7.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 13,218,228 shares for the three months ended June 30, 2005 (March 31, 2005 – 11,700,303).

8.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.

(b)

The Company entered into a new consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010. The contract provides for payment of the fee, which covered the period from November 2004 to December 31, 2005 by allotment of 450,000 options at prices varying from US$.35 and US$.75 plus reimbursement of expenses. The fee for the remaining period in the fiscal 2006 and subsequent years will be decided at the board meeting after the end of the third quarter of the fiscal 2006. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(d)

The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004, but continued as consultant under the same terms and conditions.

(g)

The Company acquired 49% working interest in a gas exploration project in the State of Louisiana, USA. Under the terms of the exploration agreement, the Company is committed to provide funds against cash calls made by the Operators of the program within 15 days or as may be extended by the Operators. Total estimated drilling and completion cost of the project to the Company is approximately US$3.7 million. Subsequent to the period end, the Company paid the drilling costs of approximately US$3.1 million (note19 (c)) and is now committed to pay a further US$ 600,000 upon successful completion of the exploratory drilling based on the Authority for Expenditure provided by the Contractor.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

9.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

(i)

Included in shareholders information expense is $37,470 (2004 – $40,785) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

CCC charged approximately $2,171 for rent, telephone, consultants’ fees and other office expenses (2004: $14,664).

(iii)

Finders fee of $55,282 (2004: $nil) was accrued as payable to CCC in connection with the warrants exercised. The fee is payable at the rate of 10% of the proceeds from the exercise of such warrants..

(iv)

Included in professional and consulting fees are fees of $nil (2004: $6,000) paid to directors of the Company and $nil (2004: $28,037) paid to a former director for consulting services.

(v)

Business expenses of $2,129 (2004 - $4,754) were reimbursed to a director of the corporation and $20,946 (2004: $10,088) to a former director who provides consulting services to the Company.

(vi)

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2004 - $13,595).

(vii)

Payable includes $10,404(2004: $nil) due to CCC and $1,009 (2004: $nil) due to a director.

10.

SEGMENTED INFORMATION

As at June 30, 2005, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2005.

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	June30, 2005	March 31, 2005

Canada	$1,158,159	$2,696,604
Papua New Guinea	2,161,986	2,161,986
USA	878,817	216,568

	$4,198,962	$5,075,158

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

11.

FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

	June 30, 2005			March 31, 2005
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$3,810,287		$3,810,287	$4,858,590		$4,858,590
Long term assets	388,675	(388,675)	-	216,568	(216,568)	-
Total assets	$4,198,962	$(388,675)	$3,810,287	$5,075,158	$(216,568)	$4,858,590

Current Liabilities	141,691		141,691	124,321		124,321
Capital stock	28,778,428		28,778,428	28,280,890		28,280,890
Contributed surplus	3,795,078		3,795,078	3,795,078		3,795,078
Deficit	(28,516,235)	(388,675)	(28,904,910)	(27,125,131)	(216,568)	(27,341,699)
Liabilities and shareholders' equity	$4,198,962	$(388,675)	$3,810,287	$5,075,158	$(216,568)	$4,858,590

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Three months ended June 30	2005	2004

Net Loss for year, Canadian GAAP	(1,391,104)	(360,200)
Exploration interests expensed	(388,675)	-
Reclassification of unrealized losses on short term investments	30,306	-
Reclassification of exchange loss(gain) on yea end translation of foreign currency items and balances	15,271	1,776
Loss for year US GAAP	(1,734,202)	(358,424)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	(15,271)	(1,776)
Reclassification of unrealised losses on short term investments	(30,306)	-
Comprehensive loss for year, US GAAP	(1,779,779)	(360,200)

Basic and diluted loss per share, US GAAP	(0.13)	(0.03)

Diluted loss per share under US GAAP

The Company had approximately 8.1 million warrants and 4.4 million options, which were not exercised as at June 30, 2005. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

Three months ended June 30	2005	2004
Cashflows used in operating activities, Canadian GAAP	(579,276)	(462,265)
Adjustment to oil & gas properties interests	(172,107)	-

Cashflows used in operating activities, US GAAP	(751,383)	(462,265)

Cashflows used in investing activities, Canadian GAAP	(210,134)	(1,878)
Adjustment to oil & gas properties interests	172,107	-
Cashflow provided by (used) in investing activities	(38,027)	(1,878)

Cashflow provided by financing activities, Canadian and US GAAP	499,789	170,714

Increase(decrease) in cash during period, Canadian and US GAAP	(289,621)	(293,429)
Cash at beginning of period	860,330	500,541
Cash at end of period	570,709	207,112

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(i)

Short-term Marketable securities

In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized.

There is no difference between Canadian GAAP and United States GAAP on the accounting for short-term marketable securities as at June 30, 2005 and at March 31, 2005.

(ii)

Oil and gas properties interests

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs.

As the Company’s interests in gas project is currently at exploratory stages, it has been decided to expense the cost of acquiring the interests and its contribution to exploration costs under the US GAAP. No adjustment is considered necessary as regards the Company’s interest in oil properties since the interest was subsequently sold at a profit and was therefore not considered held for exploration as at June 30, 2005.

New accounting pronouncements

There were no new accounting developments in The US  standards that would affect the results of operations or financial position of the Company other than those detailed in the audited consolidated financial statements for the year ended March 31, 2005.

13.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

14.

SIGNIFICANT POST BALANCE SHEET EVENTS

The following is a summary of key corporate changes and other significant events that occurred subsequent to June 30, 2005:

(a)

On July 5, 2005, the Company sold its .75% Indirect Participation Interest in an oil exploration project in Papua New guinea for a sum of US$ 3.2 million to an independent institutional investor under an IPI purchase agreement dated July 5, 2005. The Company received the funds on July 7, 2005. Under the agreement, the Company will no longer be responsible for any future cash calls and other obligations of the Project, which have been taken over by the buyer.

(b)

  On August 1, 2005, the company agreed to issue 1.1 million options at an option price of US$0.50 per option to Mr. Terence Robinson. The options have been granted in lieu of finders’ fee for finding a buyer for the IPI interest as explained in (a) above.  The Company will seek registration of these options under the relevant Securities Laws.

(c)

On June 20, 2005, the Company received a cash call relating to its working interest in a gas project in the State of Louisiana, USA (the “gas project”). The cash call was for a sum of US$2.7 million and represented advance payment of the entire exploration cost on the project. The Company’s lawyer concluded that the cash call was not in accordance with the terms of the Exploration agreement. However, on July 8, 2005, the Company agreed to the cash call demand and paid the the sum of US42.7 million. The funds remitted by the Company have been deposited in an escrow account and will be released against the actual work. The Company recognised the cash call liability and related asset on the date of payment of July 8, 2005.

(d)

Approximately 1.1 million warrants have been exercised since June 30, 2005 for which the Company received approximately $1.3 million.

(e)

   Drilling began on the gas project on its initial test well, Placide Richard No. 1 on August 21, 2005 and has reached a depth of 740’ to date.

15.

PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation